                                                          Centor, Inc.

                                                          1801 Lee Rd, Ste 265

                                                          Winter Park, FL 32789

April 11, 2013

Form 8-K/A Filed April 5, 2013

Attention: Steve Lo

We are writing to acknowledge the following.

1. The company is responsible for the adequacy and accuracy of the disclosure in the filing;

 2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 3. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

Yours truly,

/s/Bradley Wilson

President